UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Roundy’s, Inc.

(Name of Subject Company)

Roundy’s, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

779268 101

(CUSIP Number of Class of Securities)

Robert A. Mariano

Chairman, President and Chief Executive Officer

Roundy’s, Inc.

875 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

(414) 231-5000

With copies to:

Richard J. Campbell, P.C.

Robert E. Goedert

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2015, as amended by Amendment No. 1 filed on December 16, 2015 (as previously filed with the SEC and as amended from time to time, the “Schedule 14D-9”) originally filed by Roundy’s, Inc., a Delaware corporation (the “Company”) relating to the tender offer by KS Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Kroger Co., an Ohio corporation (“Parent”), to purchase any and all of the shares of the Company’s common stock, par value $0.01 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2015, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on November 19, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection at the end of the sections with the heading “Item 8. Additional Information” of the Schedule 14D-9.

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired as scheduled at 11:59 PM, New York City time, on December 17, 2015 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), that, as of the Expiration Time, a total of 33,144,128 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 67.138% of the aggregate number of Shares then issued and outstanding. In addition, Purchaser was advised by the Depositary that, as of the Expiration Time, it received commitments to tender to Purchaser 1,409,042 Shares, representing approximately 2.854% of the aggregate number of Shares then issued and outstanding, under the guaranteed delivery procedures in the Offer. Accordingly, the number of Shares tendered pursuant to the Offer satisfied the Minimum Condition (as defined in the Merger Agreement).

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each of the then issued and outstanding Shares, whether vested or unvested (as well as any restricted stock units held by an employee, director or consultant of the Company or any of its affiliates)(other than (i) Shares owned by Parent, Purchaser or the Company, (ii) Shares held by any subsidiary of the Company or Kroger (other than Purchaser) and (iii) Shares held by Company stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to any required tax withholding.

Following the Merger, all Shares will be delisted from and will cease to trade on the New York Stock Exchange, and the Company will be deregistered under the Exchange Act.

On December 18, 2015, Parent and the Company issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is filed as Exhibit (a)(5)(C) hereto is are incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(5)(C)	Joint press release issued by The Kroger Co. and the Company, dated December 18, 2015 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 1 to the Schedule TO filed by KS Merger Sub Inc. and The Kroger Co. on December 18, 2015).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Roundy’s, Inc.

By:	/s/ EDWARD G. KITZ
Edward G. Kitz Group Vice President — Legal, Risk and Treasury

December 18, 2015